UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


_X_ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 3, 2000.

                                       or

___ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                         Commission File Number: 0-5813

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Herman Miller, Inc. Profit Sharing and 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                               Herman Miller, Inc.
                               855 East Main Avenue
                               PO Box 302
                               Zeeland, Michigan  49464-0302




                                Page 1 of 4 Pages

                             Exhibit Index at Page 2

                              FINANCIAL STATEMENTS


The following financial statements are filed as part of this report:

- -    Report of Independent Public Accountants
- - Statements of Net Assets Available for Plan Benefits as of June 3, 2000, and May 29, 1999
- - Statements of Changes in Net Assets Available for Plan Benefits for the years ended June 3, 2000, and May 29, 1999
- -    Notes to Financial Statements
- -    Schedule  of Assets  Held for  Investment  Purposes  as of June 3, 2000
- -    Schedule of Reportable Transactions for the year ended June 3, 2000

Note: In accordance with the instructions to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA." As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.


                                    EXHIBITS

The following exhibits are filed as part of this report:

- -    Consent of Arthur Andersen LLP



                                Page 2 of 4 Pages

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Herman Miller, Inc.:


As independent public accountants, we hereby consent to the incorporation of our report dated November 9, 2000, included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement file No. 2-84202.



                                        /s/ Arthur Andersen LLP


Grand Rapids, Michigan,
November 28, 2000

                                Page 3 of 4 Pages

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



November 28, 2000                  HERMAN MILLER, INC. PROFIT SHARING
                                   AND 401(K) PLAN



                                   By /s/ James E. Christenson
                                      James E. Christenson
                                      Executive Vice President, Legal Services,
                                      and Secretary, on behalf of The Plan
                                      Administrative Committee, the Plan's Named
                                      Administrator and Fiduciary



                                Page 4 of 4 Pages

                              HERMAN MILLER, INC.

                         PROFIT SHARING AND 401(K) PLAN



            FINANCIAL STATEMENTS AS OF JUNE 3, 2000 AND MAY 29, 1999

                         TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants




To Herman Miller, Inc.,
Administrator of the Herman Miller, Inc.
Profit Sharing and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN (the "Plan") as of June 3, 2000 and May 29, 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 3, 2000 and May 29, 1999, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Grand Rapids, Michigan,
   November 9, 2000.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES




                                                                            Page

Statement of Net Assets Available for Benefits as of
         June 3, 2000 and May 29, 1999                                       1

Statement of Changes in Net Assets Available for
         Benefits for the Years Ended June 3, 2000 and May 29, 1999          2

Notes to Financial Statements                                               3-9

Schedule 4i - Schedule of Assets Held for
         Investment Purposes as of June 3, 2000                            10-11

Schedule 4j - Schedule of Reportable Transactions                           12

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                       AS OF JUNE 3, 2000 AND MAY 29, 1999

                                                                                           2000               1999
                                                                                       ------------       -----------
ASSETS:
         Investments, at fair value (Note 5):                                          $396,144,451       $265,991,269
                                                                                       ------------       ------------
         Receivables:
         Employer contributions                                                           4,748,531          5,930,385
         Employee contributions                                                             345,962            299,536
         Investment income                                                                  258,770            264,851
                                                                                       ------------       ------------
               Total receivables                                                          5,353,263          6,494,772
                                                                                       ------------       ------------

         Net assets available for benefits                                             $401,497,714       $272,486,041
                                                                                       ============       ============

     The accompanying notes to financial statements are an integral part of these statements.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                FOR THE YEARS ENDED JUNE 3, 2000 AND MAY 29, 1999

                                                                                          2000                1999
                                                                                      ------------        ------------
 INVESTMENT INCOME:
         Dividends                                                                    $ 11,556,505        $  7,301,539
         Interest                                                                          530,088             316,370
         Net appreciation (depreciation) in fair
         value of investments (Note 5)                                                  95,068,608         (46,019,435)
                                                                                      ------------        ------------
         Total investment income (loss)                                                107,155,201         (38,401,526)
                                                                                      ------------        ------------
CONTRIBUTIONS:
         Employer                                                                       12,734,707          18,459,825
         Employee                                                                       21,678,519          16,590,895
                                                                                      ------------        ------------
         Total contributions                                                            34,413,226          35,050,720
                                                                                      ------------        ------------

TRANSFERS FROM OTHER PLANS (Note 2)                                                      5,331,683          30,572,590

BENEFIT PAYMENTS                                                                       (17,864,143)        (12,714,978)

ADMINISTRATIVE EXPENSES                                                                    (24,294)           (277,301)
                                                                                      ------------        ------------
         Net increase in net assets
         available for benefits                                                        129,011,673          14,229,505

NET ASSETS AVAILABLE FOR BENEFITS:
         Beginning of year                                                             272,486,041         258,256,536
                                                                                      ------------        ------------

         End of year                                                                  $401,497,714        $272,486,041
                                                                                      ============        ============

     The accompanying notes to financial statements are an integral part of these statements.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

   The financial  statements of the  Herman  Miller,  Inc.  Profit  Sharing  and
     401(k) Plan (the "Plan") are on the accrual basis of accounting. Investments are stated at their fair value, which is the quoted market price as reported by Putnam Fiduciary Trust Company, the Plan 's trustee.

   In accordance with the Accounting Standards Executive Committee's Statement of Position 99-3, "Accounting for and Reporting of Certain Defined
     Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), participant-directed investment programs are not disclosed.

   Conformity  with  accounting  principles  generally  accepted in  the  United
     States requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)  PLAN AMENDMENT AND RESTATEMENT

   Effective March 31, 2000, and June 1, 1999, the Plan was amended to merge the assets of two separate defined contribution plans that were previously maintained by two non-participating affiliate members of the controlled group into the Plan.

   Effective December 1, 1998, the Plan was amended and restated to merge the assets of four separate defined contribution plans that were previously maintained by various non-participating affiliate members of the controlled group into the Plan. The name of the Plan was also changed from the Herman Miller, Inc. Employee Ownership - Profit Sharing Plan to the Herman Miller, Inc. Profit Sharing and 401(k) Plan. Participation requirements and employer contributions of the Plan were also amended. The provisions of the Plan described in Note 3 are those in effect after the amendment and restatement.

(3)  PLAN DESCRIPTION

   The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

        Company:   The   "Company"    means  Herman   Miller,   Inc.,   and  its
          participating affiliates, also referred to herein as the "Employer". The Company is the Administrator of the Plan.

        Participating Affiliates: Any member of the controlled group, the principal operations of which are located in the United States, which has adopted this Plan for the benefit of any or all of its employees.

        Participation Requirements: All employees of participating affiliates are eligible on the first day of the next plan quarter after the employee has completed 30 days of employment and attained age 18.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


        Vesting: Participants are fully vested at all times. They have a nonforfeitable right to their contributory account and to the Employer contributions and the earnings thereon.

        Employer  Profit  Sharing Contribution:  The Plan provides for an annual non-elective employer contribution for each participant into the Company stock fund. The contribution for the first three plan quarters of each plan year will not exceed three percent of the compensation of eligible participants for the plan year to date. The contribution for the fourth plan quarter of each plan year will not exceed six percent of the compensation of eligible participants for the plan year reduced by the amount of the contributions for the first three plan quarters of the year. The profit sharing contribution is allocated to the accounts of eligible participants based on the ratio of each participant's compensation for the plan year to the total of all eligible participants' compensation for the plan year, limited to $30,000 or 25% of participant compensation, whichever is less.

        Salary  Deferral  Contributions:  A participant may make salary deferral contributions to the Plan. Such deferral is limited to a maximum amount or percentage of the participant's base compensation as determined by the Plan. The salary deferral contributions are invested, as specified by the participant, in the Company's common stock, the funds and accounts offered under the Plan, or a combination thereof.

        Employer  Matching  Contributions:  The Company will contribute  to  the trust as matching contributions up to 50% of the participant's salary deferral contribution not to exceed 3% of the participant's compensation.

        Participant  Accounts:  Individual  accounts  are  maintained  for  each participant to reflect the participant's contributions, employer contributions and investment earnings. Investment earnings are allocated daily based on each participant's relative account balance within the respective fund.

        Voting Rights: Each participant is entitled to exercise voting rights attributable to Herman Miller, Inc., common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. If a participant fails to provide direction as to voting their shares on any issue, the trustee will vote the shares as directed by the Plan Administrator.

        Benefit  Payments:   For  substantially  all  Plan   participants   upon
          retirement, termination, death or disability, a benefit payment shall be made in the form of a single lump sum payment of a participant's entire account balance via distribution of the Company's stock, cash or a combination of both as directed by the participant and defined in the Plan.

        Investment Options: The Plan agreement provides for the following investment options:

             Herman  Miller,  Inc.  Common Stock Fund - Invested  solely in  the common stock of the Company.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


             Putnam  Asset  Allocation:  Conservative  Portfolio -  Consists  of
               investments which seek total return consistent with capital preservation. The fund is designed for investors who are willing to accept a reduced potential for growth in exchange for less risk. Substantial investments in investment-grade bonds are designed to reduce risk overall, while a portion remains in stocks to help investments stay ahead of inflation.

             Putnam  Asset  Allocation:   Balanced  Portfolio   -   Consists  of
               investments which seek total return. The fund is designed for investors who want an investment with moderate risk and the potential for moderate growth. The balance between the relative stability of bonds and the fluctuation of stocks is designed to reduce overall risk.

             Putnam  Asset   Allocation:   Growth   Portfolio   -   Consists  of
               investments which seek capital appreciation. The fund is designed for relatively aggressive investors who are willing to accept greater risk in exchange for a higher growth potential. Diversification is among different types of stocks, with some investments in bonds and money market instruments.

             Putnam  OTC &  Emerging  Growth  Fund   -   Consists  primarily  of
               investments in stocks of small to midsize emerging growth companies traded on the over-the-counter market and on national exchanges.

             Putnam  Investors  Fund  -  Consists  primarily of  investments  in blue-chip stocks - those of large, well-established companies - selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.

             Putnam   International   Growth  Fund   -   Consists  primarily  of
               investments in a diversified portfolio of stocks of companies located mainly outside the United States.

             Putnam  Stable  Value Fund  -  Consists of  investments  which seek stability of principal by investing mainly in investment contracts or similar investments issued by insurance companies, banks and similar financial institutions. To provide liquidity, a portion of the fund's assets is invested in high-quality money market instruments.

             Putnam  Voyager  Fund  -  Consists  primarily of  investments  in a combination of stocks of small companies expected to grow over time as well as stocks of larger, more established corporations.

             Putnam S&P 500 Index Fund  -  Consists  solely of investments  that closely approximate the return of the Standard and Poor's 500 Index (S&P 500), which is an indicator of U.S. stock market performance.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


             Vanguard  Wellington  Fund  -  Consists  of  investments  which are designed to pursue three investment objectives: (a) conservation of capital, (b) reasonable current income and (c) profits without undue risk. The fund uses a balanced investment approach, allocating 60% to 70% of net assets to equities and 30% to 40% to fixed-income securities.

             PIMCO  Total  Return Fund  -  Consists  of  investments  which seek maximum current income and price appreciation consistent with preservation of capital and prudent investment management. The fund targets intermediate-maturity, fixed-income securities from all major sectors of the bond market.

             Fidelity  Equity-Income  Fund  -  Consists primarily of investments which generate moderate income while considering the potential for capital appreciation. The fund seeks to provide a yield that exceeds the yield of the securities in the S&P 500.

             Pooled Loan Account  -  Upon approval,  a participant may receive a loan from their salary deferral account. The loan amount shall not exceed the lesser of (1) 50% of the sum of all of the participant's account balances as of the end of the plan year preceding the date on which the loan is approved or $50,000, whichever amount is smaller; or (2) 100% of the participant's salary deferral account balance as of the end of the plan year preceding the date on which the loan is approved. The period of the loan will not exceed five years unless the proceeds are used to acquire the participant's principal dwelling unit. The loans shall bear interest at a rate representative of rates charged by commercial lending institutions for comparable loans. All loans must be repaid in monthly installments of principal and interest through payroll deduction arrangements with the Company or repaid directly to the trustee.

        Termination:  The Plan may be discontinued at any time  by  the Company, but only upon the condition that such action shall render it impossible for any part of the trust to be used for purposes other than the exclusive benefit of participants. Upon complete or partial termination of the Plan, including complete discontinuance of contributions, the trust will continue to be administered as provided in the trust agreement. The Company currently has no intention to terminate the Plan.


(4)  TRUST AGREEMENT

   Under  a  trust   agreement   dated   December  1,  1998,   with   the   Plan
     Administrator, Putnam Fiduciary Trust Company (the "Trustee") was appointed Trustee of the Plan. Prior to December 1, 1998, Huntington National Bank was the Plan's trustee. In accordance with the responsibilities of the Trustee, as designated in the Trust Agreement, the Trustee administers and invests the Plan's assets and the income therefrom for the benefit of the Plan's participants. All expenses, other than the trustee fees paid by the Plan, are paid by the Company.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(5)  INVESTMENTS

   The fair value of individual investments that represent 5% or more of the Plan's total net assets is as follows as of the years ended:

                                                                                June 3, 2000       May 29, 1999
                                                                                ------------       ------------
     Common Stock -
        Herman Miller, Inc., 7,138,491                                          $212,370,111*      $147,146,518*
           and 7,288,993 shares, respectively

     Mutual Funds -
        Putnam Investors Fund                                                     25,831,250         16,920,316
        Putnam Voyager Fund                                                       84,673,412         55,368,286

           *Nonparticipant-directed

   During 2000 and 1999, the Plan's investments (including investments purchased and sold, as well as those held during the year) appreciated/ (depreciated) in value by $95,068,608 and $(46,019,435), respectively, as follows for the years ended:

                                                 June 3, 2000      May 29, 1999
                                                 ------------      ------------
Common Stock                                     $68,156,117       $(51,302,600)
Mutual Funds                                      26,912,491          5,283,165
                                                 -----------       ------------
                                                 $95,068,608       $(46,019,435)
                                                 ===========       ============

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(6)  NONPARTICIPANT - DIRECTED INVESTMENTS

   Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                             June 3, 2000       May 29, 1999
                                                             ------------       ------------
     Net assets-
       Common stock                                          $217,107,296       $153,238,727

                                                                                 Year Ended
                                                                                June 3, 2000
                                                                                ------------
     Changes in net assets-
       Contributions                                                            $  9,619,194
       Dividends                                                                   1,064,317
       Net appreciation                                                           68,156,117
       Benefits payments                                                          (9,343,102)
       Transfers to participant-directed investments                              (5,623,217)
       Administrative expenses                                                        (4,740)
                                                                                ------------
                                                                                 $63,868,569
                                                                                ============

(7)  RELATED PARTY TRANSACTIONS

   Certain  plan  investments  are  shares of mutual  funds  managed  by  Putnam
     Investment Management, Inc., an affiliate of Putnam Fiduciary Trust Company, the Trustee. Therefore, these transactions are considered party-in-interest transactions under ERISA. Fees paid by the Plan for trustee services were $24,294 and $277,301 for the years ended June 3, 2000 and May 29, 1999, respectively.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN

                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


(8)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                              June 3, 2000      May 29, 1999
                                                              ------------      ------------
     Net assets available for benefits
       per the financial statements                           $401,497,714      $272,486,041
     Amounts allocated to withdrawing
       participants                                                      -          (300,784)
                                                              ------------      ------------
     Net assets available for benefits
       per the Form 5500                                      $401,497,714      $272,185,257
                                                              ============      ============

   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                 Year Ended
                                                                                June 3, 2000
                                                                                ------------
     Benefits paid to participants per the
       financial statements                                                     $17,864,143
     Add:  Amounts allocated to withdrawing
       participants at June 3, 2000                                                       -
     Less:  Amounts allocated to withdrawing
       Participants at May 29, 1999                                                (300,784)
                                                                                -----------
     Benefits paid to participants per the Form 5500                            $17,563,359
                                                                                ===========

   Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the plan's year end, but not yet paid as of that date.

(9)  TAX STATUS

   The Internal Revenue Service has determined and informed the Company by a letter dated October 2, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN

                                PLAN NUMBER: 002
                               HERMAN MILLER, INC.
                                 EIN: 38-0837640


          SCHEDULE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               AS OF JUNE 3, 2000

                                                                         Fair
   Identity of Issuer       Description of Investment                    Value
   ------------------       -------------------------               ------------
Common Stock
------------
  Herman Miller, Inc.*      Herman Miller, Inc. Common Stock Fund
                            (7,138,491 Shares)
                            Cost: $82,711,934                       $212,370,111
                                                                    ------------

Mutual Funds
------------
  Putnam Fiduciary Trust    Asset Allocation: Conservative Portfolio
        Company*            (111,034 Units)                            1,146,980

                            Asset Allocation: Balanced Portfolio
                            (86,471 Units)                             1,112,883

                            Asset Allocation: Growth Portfolio
                            (94,208 Units)                             1,382,972

                            OTC and Emerging Growth Fund
                            (295,685 Units)                            9,071,602

                            Investors Fund
                            (1,376,199 Units)                         25,831,250

                            International Growth Fund
                            (368,930 Units)                           10,857,614

                            Stable Value Fund
                            (14,757,827 Units)                        14,757,827

                            Voyager Fund
                            (2,684,020 Units)                         84,673,412

                            S&P 500 Index Fund
                            (241,602 Units)                            8,521,298

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN

                                PLAN NUMBER: 002
                               HERMAN MILLER, INC.
                                 EIN: 38-0837640


          SCHEDULE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               AS OF JUNE 3, 2000
                                   (Continued)



                                                                         Fair
   Identity of Issuer       Description of Investment                    Value
   ------------------       -------------------------               ------------
Vanguard                    Wellington Fund
                            (133,429 units)                         $  3,776,041

PIMCO                       Total Return Fund
                            (786,684 units)                            7,788,168

Fidelity                    Equity - Income Fund
                            (137,558 units)                            7,337,337
                                                                    ------------
         Total Mutual Funds                                          176,257,384
                                                                    ------------

Various plan participants*   Participant Loans(interest rates
                             ranging from 6.5% to 11%)                 7,516,956
                                                                    ------------

Total assets held for investment purposes                           $396,144,451
                                                                    ============

*Represents parties-in-interest

               HERMAN MILLER, INC. PROFIT SHARING AND 401(K) PLAN

                                PLAN NUMBER: 002
                               HERMAN MILLER, INC.
                                 EIN: 38-0837640


                SCHEDULE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                         FOR THE YEAR ENDED JUNE 3, 2000


                                                            c                d
            a                          b                 Purchase         Selling             g             i
Identity of Issuer       Description of Investment        Price            Price        Cost of Asset    Net Gain
------------------       -------------------------     -----------      -----------     -------------    ---------
 Herman Miller, Inc.     Herman Miller, Inc.
                             Common Stock              $16,903,597      $19,836,121     $12,740,345      $7,095,776


NOTE: This schedule was prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 to report all transactions involving securities of the same issue which, in the aggregate, exceed 5% of the net assets of the Plan at the beginning of the period.